
March 21, 2018

John F. Rex
Chief Financial Officer
UnitedHealth Group Inc.
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, MN   55343

> **Re: UnitedHealth Group Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 13, 2018**
> **File No. 001-10864**

Dear Mr. Rex:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Financial Statements
Note 7 - Medical Costs Payable, page 58

1.   It appears you have aggregated the UnitedHealthcare and OptumHealth segments in the disclosure required by ASC 944-40-50-4A. ASC 944-40-55-9C specifically states that, when presenting this disclosure, amounts from different reportable segments should not be aggregated. Please tell us why you believe your current disclosure complies with the applicable guidance.

Note 9 - Income Taxes, page 61

2.   You disclose that the Company's measurement of the income tax effects of Tax Reform

for the year ended December 31, 2017 is reasonably estimated. Please clarify whether your accounting is complete or whether there are certain income tax effects of Tax Reform for which the accounting is incomplete. To the extent your accounting is incomplete, please provide us the following information pursuant to Staff Accounting Bulletin 118:

- Qualitative disclosures of the income tax effects of the Act for which the accounting is incomplete;
- Disclosures of items reported as provisional amounts;
- Disclosures of existing current or deferred tax amounts for which the income tax effects of the Act have not been completed;
- The reason why the initial accounting is incomplete;
- The additional information that is needed to be obtained, prepared, or analyzed in order to complete the accounting requirements under ASC Topic 740.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Vanjoske at (202) 551-3614 or Sharon Blume at (202) 551-3474 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance